UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 1)*
Skechers U.S.A., Inc.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
830566 10 5

(CUSIP Number)
Ted Weitzman
Associate General Counsel
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, California 90266
(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	830566 10 5	13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS Gil Schwartzberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,100,766 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,100,766 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	830566 10 5	13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS Robert Y. Greenberg 2009 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,550,383 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,550,383 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,383

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	830566 10 5	13D	Page	4	of	8	Pages

1	NAME OF REPORTING PERSONS M. Susan Greenberg 2009 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,550,383 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,550,383 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,383

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	830566 10 5	13D	Page	5	of	8	Pages
     This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on September 21, 2009 (the “Schedule 13D”) by the Robert Y. Greenberg 2009 Annuity GRAT (the “RYG 2009 GRAT”), the M. Susan Greenberg Annuity Trust (the “MSG 2009 GRAT”), and Gil Schwartzberg, who is sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT (each a “Reporting Person” and collectively the “Reporting Persons”).
     Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
     On September 14, 2010, 949,617 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of the Issuer were distributed from the RYG 2009 GRAT to the Greenberg Family Trust, of which Robert Greenberg and M. Susan Greenberg are co-trustees (the “Greenberg Family Trust”), and 949,617 shares of Class B Common Stock of the Issuer were distributed from the MSG 2009 GRAT to the Greenberg Family Trust (collectively, the “Distributions”).
  Item 4. Purpose of Transaction
     The Distributions were made to the Greenberg Family Trust for estate planning purposes under the terms of the RYG 2009 GRAT and the MSG 2009 GRAT. No consideration was paid by the Greenberg Family Trust for the Distributions.
     Pursuant to the terms of the RYG 2009 GRAT and the MSG 2009 GRAT, each of these trusts is expected to distribute shares of Class B Common Stock of the Issuer to the Greenberg Family Trust on September 14, 2011 and may otherwise directly or indirectly engage in transactions with Class B Common Stock of the Issuer for additional estate planning purposes at any time.
  Item 5. Interest in Securities of the Issuer
     (a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of September 14, 2010, the RYG 2009 GRAT beneficially owned 1,550,383 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of September 14, 2010, the MSG 2009 GRAT beneficially owned 1,550,383 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of September 14, 2010, Gil Schwartzberg beneficially owned 3,100,766 shares of Class A Common Stock as follows: 1,550,383 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2009 GRAT and 1,550,383 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2009 GRAT.

CUSIP No.	830566 10 5	13D	Page	6	of	8	Pages
     The RYG 2009 GRAT beneficially owns 3.9% of the Class A Common Stock, which is based on 38,662,641 shares of Class A Common Stock outstanding as of September 15, 2010 and 1,550,383 shares of Class B Common Stock held by the RYG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. The RYG 2009 GRAT holds 13.7% of the Class B Common Stock, which is based on 11,310,610 shares of Class B Common Stock outstanding as of September 15, 2010. The RYG 2009 GRAT holds 3.1% of the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010. Each share of Class B Common Stock is entitled to ten votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010, the RYG 2009 GRAT holds 10.2% of the combined voting power of the Issuer’s capital stock.
     The MSG 2009 GRAT beneficially owns 3.9% of the Class A Common Stock, which is based on 38,662,641 shares of Class A Common Stock outstanding as of September 15, 2010 and 1,550,383 shares of Class B Common Stock held by the MSG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. The MSG 2009 GRAT holds 13.7% of the Class B Common Stock, which is based on 11,310,610 shares of Class B Common Stock outstanding as of September 15, 2010. The MSG 2009 GRAT holds 3.1% of the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010. Each share of Class B Common Stock is entitled to ten votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010, the MSG 2009 GRAT holds 10.2% of the combined voting power of the Issuer’s capital stock.
     Gil Schwartzberg beneficially owns 7.4% of the Class A Common Stock, which is based on 38,662,641 shares of Class A Common Stock outstanding as of September 15, 2010 and 3,100,766 shares of Class B Common Stock beneficially owned by Mr. Schwartzberg as sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT that may be converted at any time into shares of Class A Common Stock. Mr. Schwartzberg beneficially owns 27.4% of the Class B Common Stock, which is based on 11,310,610 shares of Class B Common Stock outstanding as of September 15, 2010. Mr. Schwartzberg beneficially owns 6.2% of the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010. Each share of Class B Common Stock is entitled to ten votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of September 15, 2010, Mr. Schwartzberg beneficially owns 20.4% of the combined voting power of the Issuer’s capital stock. Mr. Schwartzberg disclaims beneficial ownership of the 3,100,766 shares of Class B Common Stock except to the extent of his pecuniary interest therein, and this schedule shall not be deemed an admission that Mr. Schwartzberg is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Gil Schwartzberg, as sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT has sole voting and dispositive power with respect to the 1,550,383 shares of Class B Common Stock held by the RYG 2009 GRAT and the 1,550,383 shares of Class B Common Stock held by the MSG 2009 GRAT.
     (c) None of the Reporting Persons has had any other transactions in the Class A Common Stock that were effected during the past sixty days.
     (d) Gil Schwartzberg, as the sole trustee of the RYG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,550,383 shares of Class B Common Stock held by the RYG 2009 GRAT. Certain other beneficiaries of the RYG 2009 GRAT, are entitled to certain distributions of the RYG 2009 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     Gil Schwartzberg, as the sole trustee of the MSG 2009 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,550,383 shares of Class B Common Stock held by the MSG 2009 GRAT. Certain other beneficiaries of the MSG 2009 GRAT, are entitled to certain distributions of the MSG 2009 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2009 GRAT or dividends therefrom or the proceeds of the sale thereof.
     (e) Not applicable.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
  Item 7. Material to be Filed as Exhibits
     Agreement pursuant to Rule 13d1(k)(1)(iii) concerning Joint Schedule 13D Filing is filed herewith as Exhibit 99.1.

CUSIP No.	830566 10 5	13D	Page	7	of	8	Pages
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2010

/s/ Gil Schwartzberg

Gil Schwartzberg

Robert Y. Greenberg 2009 Annuity Trust

By:	/s/ Gil Schwartzberg

Name: Gil Schwartzberg
Title: Trustee

M. Susan Greenberg 2009 Annuity Trust

By:	/s/ Gil Schwartzberg

Name: Gil Schwartzberg
Title: Trustee
ATTENTION: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.	830566 10 5	13D	Page	8	of	8	Pages
EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement pursuant to Rule 13d1(k)(1)(iii) concerning Joint Schedule 13D Filing